UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                               DONEGAL GROUP INC.
                           --------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
                     --------------------------------------
                         (Title of Class of Securities)

                                   257701 10 2
                             ----------------------
                                 (CUSIP Number)

 Ralph G. Spontak, Senior Vice President, Chief Financial Officer and Secretary
                        Donegal Mutual Insurance Company
                  1195 River Road, Marietta, Pennsylvania 17547


                                 (717) 426-1931
          -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 17, 1998
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 pages

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 257701 10 2                                         Page 2 of 10 Pages
-------------------------                             --------------------------

--------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
      |
      |      Donegal Mutual Insurance Company
      |      I.R.S. I.D. No. 23-1336198
--------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      |      N/A
      |      (a) ____
      |      (b) ____
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |      00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)                                         |_|
      |      N/A
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Pennsylvania
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   4,918,362 shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   N/A
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   4,918,362 shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   N/A
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   4,918,362 shares
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |   N/A                                                                |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   60.0%
--------------------------------------------------------------------------------
14  |   TYPE OF REPORTING PERSON (See Instructions)
    |
    |   IC   HC
--------------------------------------------------------------------------------

                                                              Page 3 of 10 Pages


         Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby supplemented and restated in its entirety as follows:

         DMIC formed DGI as DMIC's wholly owned subsidiary in August 1986. At that time, DMIC purchased 2,333,333 shares of DGI's Common Stock for $15,000,000, or $6.43 per share. In October 1986, DGI sold 600,000 shares of its Common Stock to the public at $9.00 per share.

         In December 1987, DMIC purchased a total of 45,100 shares of DGI's Common Stock. In January 1988, DMIC purchased a total of 15,600 shares of DGI's Common Stock. From February 1, 1988 to February 18, 1988, DMIC purchased a total of 1,000 shares of DGI's Common Stock.

         In September 1993, DMIC sold 200,000 shares of DGI Common Stock as part of an underwriting in which DGI sold 1,150,000 shares of its Common Stock.

         From December 23, 1994 to December 31, 1994, DMIC purchased a total of 43,000 shares of DGI's Common Stock on the Nasdaq Stock Market for a total cost of $565,875.

         From January 1, 1995 to June 15, 1995, DMIC purchased a total of 34,500 shares of DGI's Common Stock on the Nasdaq Stock Market for a total cost of $534,437.

         On June 8, 1995, pursuant to an agreement among DGI, DMIC and Harry E. Newman, DMIC purchased 32,000 shares of DGI's Common Stock directly from Mr. Newman in a private transaction at $17.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on June 8, 1995, for a total cost of $544,000. A copy of this agreement was filed as Exhibit K to Amendment No. 4 to DMIC's Schedule 13D.

         On June 15, 1995, pursuant to an agreement among DGI, DMIC and Donald
H. Nikolaus, DMIC purchased 10,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at $16.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on June 15, 1995, for a total cost of $165,000. A copy of this agreement was filed as Exhibit L to Amendment No. 4 to DMIC's Schedule 13D.

         On September 29, 1995, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 25,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on September 29, 1995, for a total cost of $425,000. A copy of this agreement was filed as Exhibit M to Amendment No. 5 to DMIC's Schedule 13D.

         On November 6, 1995, pursuant to an agreement among DGI, DMIC and William H. Shupert, DMIC purchased 32,000 shares of DGI's Common Stock directly from Mr. Shupert in a private transaction at a price of $18.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on November 6, 1995, for a total

                                                              Page 4 of 10 Pages


cost of $576,000. A copy of this agreement was filed as Exhibit N to Amendment No. 5 to DMIC's Schedule 13D.

         On May 6, 1996, pursuant to an agreement among DGI, DMIC and Ralph G. Spontak, DMIC purchased 50,000 shares of DGI's Common Stock directly from Mr. Spontak in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 6, 1996, for a total cost of $875,000. On May 6, 1996, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 25,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 6, 1996 for a total cost of $437,500. On May 8, 1996, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 30,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 8, 1996, for a total cost of $525,000. Copies of these agreements were filed as Exhibit O, Exhibit P and Exhibit Q, respectively, to Amendment No. 6 to DMIC's Schedule 13D.

         On August 12, 1996, pursuant to an agreement among DGI, DMIC and Donald
H. Nikolaus, DMIC purchased 5,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.75 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on August 12, 1996, for a total cost of $88,750. A copy of this agreement is filed as Exhibit R to this Amendment No. 7 to DMIC's Schedule 13D.

         On September 1, 1996, Donegal purchased 4,000 shares of DGI Common Stock directly from the estate of a deceased employee at a price of $17.25 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on September 1, 1996, for a total cost of $69,000.

         Effective July 15, 1997, DGI effected a 4-for-3 split of its outstanding Common Stock by the distribution of a 331/3% stock dividend. DMIC received 873,877 additional shares of DGI Common Stock as a result of this stock split.

         On November 14, 1997, pursuant to the DGI Dividend Reinvestment Plan, which was adopted in July 1997, DMIC purchased 16,846 shares of DGI Common Stock at a price of $20.75 per share, representing the average of the closing prices per share of DGI Common Stock on November 7, 10, 11, 12 and 13, 1997, for a total cost of $349,551. For information regarding the DGI Dividend Reinvestment Plan reference is made to DGI's Form S-3 Registration Statement (Commission File No. 333-36585) which became effective on October 16, 1997.

         On February 17, 1998, DMIC purchased 16,735,068 shares of DGI Common Stock pursuant to the DGI Dividend Reinvestment Plan at a price of $20.988 per share, representing

                                                              Page 5 of 10 Pages


the average of the closing prices per share of DGI Common Stock on February 9, 10, 11, 12 and 13, 1998, for a total cost of $351,235.61.

         On May 15, 1998, DMIC purchased 14,245.872 shares of DGI Common Stock pursuant to the DGI Dividend Reinvestment Plan at a price of $27.25 per share, representing the average of the closing prices per share of DGI Common Stock on May 8, 11, 12, 13 and 14, 1998, for a total cost of $388,200.01.

         Effective June 25, 1998, DGI effected a 4-for-3 split of its outstanding Common Stock by the distribution of a 33-1/3% stock dividend. DMIC received 1,181,112.257 additional shares of DGI Common Stock as a result of this stock split.

         On August 17, 1998, DMIC purchased 24,338.063 shares of DGI Common Stock pursuant to the DGI Dividend Reinvestment Plan at a price of $16.50 per share, representing the average of the closing prices per share of DGI Common Stock on August 10, 11, 12, 13 and 14, 1998, for a total cost of $401,578.03.

         Between September 25, 1998 and November 16, 1998, DMIC, pursuant to its publicly announced program of purchasing DGI Common Stock from time to time in the Nasdaq National Market at prevailing market prices pursuant to SEC Rule 10b-18 and in privately negotiated transactions, made the following purchases of DGI Common Stock in the Nasdaq National Market:


                                         Number
                                        of Shares                      Per Share                 Aggregate
  Date of Purchase                      Purchased                   Purchase Price            Purchase Price
  ----------------                      ---------                   --------------            --------------
September 25, 1998                        1,000                        $14.50                    $ 14,500
October 2, 1998                           1,000                         15.00                      15,000
October 12, 1998                          1,000                         15.00                      15,000
October 23, 1998                          1,000                         14.25                      14,250
November 3, 1998                          1,000                         13.75                      13,750
November 4, 1998                          1,000                         14.75                      14,750
November 5, 1998                          1,000                         15.00                      15,000
November 10, 1998                         1,000                         14.625                     14,625
November 11, 1998                         1,000                         14.00                      14,000
November 12, 1998                         1,000                         13.625                     13,625
November 13, 1998                        10,000                         13.375                    133,750
                                         ------                                                  --------
                                         20,000                                                  $278,250
                                         ======                                                  ========


         On November 16, 1998, DMIC purchased 28,576.761 shares of DGI Common Stock pursuant to the DGI Dividend Reinvestment Plan at a price of $14.125 per share, representing the average of the closing prices per share of DGI Common Stock on November 9, 10, 11, 12 and 13, 1998, for a total cost of $403,646.74.

                                                              Page 6 of 10 Pages


         Between November 24, 1998 and December 31, 1998, DMIC, pursuant to its publicly announced program of purchasing DGI Common Stock from time to time in the Nasdaq National Market at prevailing market prices pursuant to SEC Rule 10b-18 and in privately negotiated transactions, made the following purchases of DGI Common Stock in the Nasdaq National Market:


                                 Number
                                of Shares                      Per Share                     Aggregate
  Date of Purchase              Purchased                   Purchase Price                Purchase Price
  ----------------              ---------                   --------------                --------------
November 24, 1998                  1,000                       $13.50                      $   13,500
December 14, 1998                  1,000                        13.8125                        13,813
December 15, 1998                  1,000                        13.125                         13,125
December 16, 1998                  1,000                        13.125                         13,125
December 17, 1998                 25,000                        13.1875                       329,688
December 17, 1998                  6,000                        13.3125                        79,875
December 18, 1998                  5,000                        13.3125                        66,563
December 21, 1998                  1,000                        13.635                         13,635
December 22, 1998                  5,000                        13.3125                        66,563
December 23, 1998                  1,000                        13.375                         13,375
December 24, 1998                  6,000                        13.4375                        80,625
December 28, 1998                  1,000                        13.5625                        13,563
December 28, 1998                 25,000                        13.55                         338,750
December 29, 1998                  7,000                        13.875                         97,125
December 30, 1998                 11,000                        14.125                        155,375
December 31, 1998                 24,000                        15.75                         378,000
                                 -------                                                   ----------
                                 121,000                                                   $1,686,700
                                 =======                                                   ==========


         All of the purchases by DMIC described herein were made with funds derived from DMIC's working capital or from dividends received from DGI.

         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby supplemented and restated in its entirety as follows:

         (a) As of December 31, 1998, the following persons and entity beneficially owned the number of shares of Common Stock of DGI set forth opposite their respective names:

                                                              Page 7 of 10 Pages




                                                                                Shares                 Percent of
       Name of Individual                                                     Beneficially            Outstanding
      or Identity of Group                                                      Owned(1)             Common Stock(2)
      --------------------                                                    ------------           ---------------
5% Holders:
-----------
  Donegal Mutual Insurance Company...................................         4,918,362                    60.0%
    1195 River Road
    Marietta, Pennsylvania  17547

Directors of DGI:
-----------------
  C. Edwin Ireland...................................................            16,946(4)                 --
  Donald H. Nikolaus.................................................           188,186(5)                  2.3%
  Patricia A. Gilmartin..............................................             8,412(4)                 --
  Philip H. Glatfelter, II...........................................             9,239(4)                 --
  R. Richard Sherbahn................................................             6,458(4)                 --
  Robert S. Bolinger.................................................             7,547(4)                 --
  Thomas J. Finley, Jr...............................................             7,080(4)                 --

Executive Officers of DMIC and DGI (3):
---------------------------------------
  Ralph G. Spontak...................................................            78,804(6)                 --
  William H. Shupert.................................................            37,691(7)                 --
  Frank J. Wood......................................................            27,468(8)                 --
  Robert G. Shenk....................................................            29,429(9)                 --
  Cyril J. Greenya...................................................            26,055(10)                --
  James B. Price.....................................................            30,998(11)                --
  Daniel J. Wagner...................................................            16,579(12)                --

Directors of DMIC (13):
-----------------------
  Frederick W. Dreher................................................            18,907(4)                 --
  Charles A. Heisterkamp, III, M.D...................................             6,280(4)                 --
  John E. Hiestand...................................................             7,524(4)                 --

-------------------
(1) Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part, with the person's spouse, or individually by his spouse.

(2)  Less than 1% unless otherwise indicated.

(3)  Excludes Executive Officers listed under "Directors" of DGI.

(4) Includes 5,926 shares of DGI Common Stock the director has the option to purchase under DGI's 1996 Equity Incentive Plan for Directors, but excludes 2,963 shares of DGI Common Stock the director will have the option to purchase after April 30, 1999, assuming the director's continued service in that capacity.

                                                              Page 8 of 10 Pages


(5) Includes 133,332 shares of DGI Common Stock Mr. Nikolaus has the option to purchase under DGI's Amended and Restated 1996 Equity Incentive Plan (the "1996 Equity Incentive Plan"), but excludes (i) 44,445 shares he will have the option to purchase after April 30, 1999, (ii) 44,445 shares he will have the option to purchase after July 1, 1999 and (iii) 44,445 shares he will have the option to purchase after July 1, 2000.

(6) Includes 64,444 shares of DGI Common Stock Mr. Spontak has the option to purchase under the 1996 Equity Incentive Plan, but excludes (i) 22,222 shares he will have the option to purchase after April 30, 1999, (ii) 20,000 shares he will have the option to purchase after July 1, 1999 and
     (iii) 20,000 shares he will have the option to purchase after July 1, 2000.

(7) Includes 31,554 shares of DGI Common Stock Mr. Shupert has the option to purchase under the 1996 Equity Incentive Plan, but excludes (i) 12,444 shares he will have the option to purchase after April 30, 1999, (ii) 6,668 shares he will have the option to purchase after July 1, 1999 and (iii) 6,667 shares he will have the option to purchase after July 1, 2000.

(8) Includes 24,889 shares of DGI Common Stock Mr. Wood has the option to purchase under the 1996 Equity Incentive Plan, but excludes (i) 8,889 shares he will have the option to purchase after April 30, 1999, (ii) 7,111 shares he will have the option to purchase after July 1, 1999 and (iii) 7,111 shares he will have the option to purchase after July 1, 2000.

(9) Includes 24,889 shares of DGI Common Stock Mr. Shenk has the option to purchase under the 1996 Equity Incentive Plan, but excludes (i) 8,889 shares he will have the option to purchase after April 30, 1999, (ii) 7,111 shares he will have the option to purchase after July 1, 1999 and (iii) 7,111 shares he will have the option to purchase after July 1, 2000.

(10) Includes 24,889 shares of DGI Common Stock Mr. Greenya has the option to purchase under the 1996 Equity Incentive Plan, but excludes (i) 8,889 shares he will have the option to purchase after April 30, 1999, (ii) 7,111 shares he will have the option to purchase after July 1, 1999 and (iii) 7,111 shares he will have the option to purchase after July 1, 2000.

(11) Includes 24,889 shares of DGI Common Stock Mr. Price has the option to purchase under the 1996 Equity Incentive Plan, but excludes (i) 8,889 shares he will have the option to purchase after April 30, 1999, (ii) 7,111 shares he will have the option to purchase after July 1, 1999 and (iii) 7,111 shares he will have the option to purchase after July 1, 2000.

(12) Includes 16,295 shares of DGI Common Stock Mr. Wagner has the option to purchase under the 1996 Equity Incentive Plan, but excludes (i) 5,926 shares he will have the option to purchase after April 30, 1999, (ii) 4,445 shares he will have the option to purchase after July 1, 1999 and (iii) 4,444 shares he will have the option to purchase after July 1, 2000.

                                                              Page 9 of 10 Pages



(13) Excludes Directors listed under "Directors of DGI" and "Executive Officers of DMIC and DGI."


         (b) All of the persons together with his or her spouse and the entity described in Item 5(a) have sole voting power and sole dispositive power over all of the shares described in Item 5(a).

         (c) Reference is made to Item 3 hereof.

         To the best knowledge of DMIC, none of the other persons named in Item 5(a) has purchased or disposed of any shares of DGI Common Stock during the 60 days preceding December 31, 1998, except (i) purchases pursuant to the DGI Dividend Reinvestment Plan, (ii) purchases pursuant to the DGI Employee Stock Purchase Plan, (iii) the purchases by DMIC in the Nasdaq National Market reflected in Item 3 hereof and (iv) the purchase by Frederick W. Dreher of 2,000 shares of DGI Common Stock at a price of $13.75 in the Nasdaq National Market on December 10, 1998 for a total cost of $27,500.

                                                             Page 10 of 10 Pages



                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   DONEGAL MUTUAL INSURANCE COMPANY


                                   By: /s/ Ralph G. Spontak
                                       ----------------------------------------
                                       Ralph G. Spontak, Senior Vice President,
                                       Chief Financial Officer and Secretary


Dated:  January 11, 1999